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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       Date of Report: December 15, 1999

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Exact name of registrant as specified in its charter)

                                 SAP CORPORATION
              SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
                 (Translation of registrant's name into English)

                                Neurottstrasse 16
                                 69190 Walldorf
                           Federal Republic of Germany
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F         [X]                                Form 40-F        [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes               [  ]                               No               [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.



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                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

                                    FORM 6-K

The following material is being distributed to holders of American Depositary Receipts representing the preference shares of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"):

(i) Press Release, dated December 9, 1999, relating to the Company's 2000 Long Term Incentive Plan, attached as Exhibit 99.1 hereto and incorporated by reference herein;

(ii) Invitation to Extraordinary General Meeting of the Company to be held on January 18, 2000, attached as Exhibit 99.2 hereto and incorporated by reference herein; and

(iii) Invitation to Special Meeting of Preference Shareholders to be held on January 18, 2000, attached as Exhibit 99.3 hereto and incorporated by reference herein.

Any statements contained in the Exhibits hereto that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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                                    EXHIBITS

Exhibit No.              Exhibit
-----------              -------

99.1                     Press Release, dated December 9, 1999

99.2                     Invitation to Extraordinary General Meeting of the
                         Company to be held on January 18, 2000

99.3                     Invitation to Special Meeting of Preference
                         Shareholders to be held on January 18, 2000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SAP AKTIENGESELLSCHAFT SYSTEME,
                                         ANWENDUNGEN, PRODUKTE IN DER
                                         DATENVERARBEITUNG
                                         (Registrant)



                                         By: /s/ Henning Kagermann
                                             __________________________________
                                             Name: Prof. Dr. Henning Kagermann
                                             Title: Co-Chairman & CEO



                                         By: /s/ Michael Junge
                                             __________________________________
                                             Name: Michael Junge
                                             Title: Head of Legal Dept.

Date:  December 15, 1999                                       3




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                                  EXHIBIT INDEX

Exhibit No.              Exhibit
-----------              -------

99.1                     Press Release, dated December 9, 1999

99.2                     Invitation to Extraordinary General Meeting of the
                         Company to be held on January 18, 2000

99.3                     Invitation to Special Meeting of Preference
                         Shareholders to be held on January 18, 2000


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